FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:              SYNGENTA AG
Disclosure: "Disclosure of share ownership – The Bank of New York Mellon Corporation reports the deletion of one of its Group subsidiaries as a direct holder of shares as well as the addition and deletion of several of its Group subsidiaries as indirect holders"

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – Disclosure of share ownership – The Bank of New York Mellon Corporation reports the deletion of one of its Group subsidiaries as a direct holder of shares as well as the addition and deletion of several of its Group subsidiaries as indirect holders

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on February 27, 2013, that one of its subsidiaries, Pershing LLC, was removed as a direct holder. In addition, The Bank of New York Mellon Corporation reported also the removal of BNY Mellon Investment Management Holdings LLC and Mellon International Holdings S.a.r.l. as indirect holders. Moreover, BNY Mellon Investment Management (Jersey) Limited, BNY Mellon Investment Management (Europe) Limited and BNY Mellon Investment Management Europe Holdings Limited have become indirect holders of shares of Syngenta AG as of February 26, 2013. The total holding of the Group amounts to 4.20% of the share capital corresponding to 3,826,529 registered shares of Syngenta AG, ISIN CH0011037469, ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 80,630 shares, equalling a total of 3,907,159 shares.

The contact person within The Bank of New York Mellon Corporation for this notification is Nicholas Darrow, The Bank of New York Mellon Corporation, One Mellon Center, Room 2840, Pittsburgh, PA 15258-0001, U.S.A.

Basel, Switzerland, February 28, 2013

Syngenta AG

SYNGENTA AG

Date:	February 28, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration